Exhibit 99.2

GRANITE REAL ESTATE INC.

Report of Voting Results for Special Meeting of Shareholders

Held on November 15, 2012

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the special meeting of shareholders of Granite Real Estate Inc. (the “Company”) held on November 15, 2012 (the “Meeting”). The total number of shares voted was 37,448,770, or 80.0% of the total issued and outstanding shares of the Company.

Description of the Matter	Outcome of Vote

Special resolution (the “Arrangement Resolution”) to approve a plan of arrangement under Division II of Chapter XVI of the Business Corporations Act (Québec) providing for the conversion of the Company to a “stapled unit” real estate investment trusts as set out in the management information circular relating to the Meeting dated October 11, 2012 (the “Information Circular”).	The Arrangement Resolution was approved. This vote was conducted by a ballot. The vote was “for” 36,734,666 (99.8%) and “against” 61,188 (0.2%).

Resolution to ratify By-law 2012 under the Business Corporations Act (Québec), as set out in the Information Circular (the “Resolution to Approve Ratification of By-law 2012”).	The Resolution to Approve Ratification of By-law 2012 was approved. The vote was conducted by a show of hands. The report on proxies indicated “for” 37,154,110 (99.2%) and “against” 285,851 (0.8%).

DATED as of this 15th day of November, 2012. GRANITE REAL ESTATE INC. /s/ Jennifer Tindale
Jennifer Tindale Executive Vice President, General Counsel